UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

Everspin Technologies, Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

30041T 104

(CUSIP Number)

December 31, 2021

(Date of Event Which Requires Filing of This Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)

☐	Rule 13d-1(c)

☒	Rule 13d-1(d)

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 30041T 104

1.	Name of Reporting Persons NV Partners IV LP
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power 1,319,619
	6.	Shared Voting Power 0
	7.	Sole Dispositive Power 1,319,619
	8.	Shared Dispositive Power 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,319,619
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)
11.	Percent of Class Represented by Amount in Row (9) 6.7%
12.	Type of Reporting Person (See Instructions) PN

CUSIP No. 30041T 104

1.	Name of Reporting Persons NV Partners IV-C LP
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power 197,939
	6.	Shared Voting Power 0
	7.	Sole Dispositive Power 197,939
	8.	Shared Dispositive Power 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 197,939
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)
11.	Percent of Class Represented by Amount in Row (9) 1.0%
12.	Type of Reporting Person (See Instructions) PN

CUSIP No. 30041T 104

1.	Name of Reporting Persons NVPG IV LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power 1,517,558*
	6.	Shared Voting Power 0
	7.	Sole Dispositive Power 1,517,558*
	8.	Shared Dispositive Power 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,517,558*
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)
11.	Percent of Class Represented by Amount in Row (9) 7.7%
12.	Type of Reporting Person (See Instructions) OO

*

Consists of 1,319,619 shares of Common Stock held by NV Partners IV LP (“NV IV”) and 197,939 shares of Common held by NV Partners IV-C LP (“NV IVC”). The Reporting Person is general partner of NV IV and NV IVC.

CUSIP No. 30041T 104

1.	Name of Reporting Persons Stephen Socolof
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power 29,131
	6.	Shared Voting Power 1,517,558*
	7.	Sole Dispositive Power 29,131
	8.	Shared Dispositive Power 1,517,558*

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,546,689*
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)
11.	Percent of Class Represented by Amount in Row (9) 7.9%
12.	Type of Reporting Person (See Instructions) IN

*

Consists of 1,319,619 shares of Common Stock held NV IV and 197,939 shares of Common held by NV IVC. NVPG IV LLC (“NVPG”) is the general partner of NV IV and NV IVC. The Reporting Person is a managing member of NVPG.

CUSIP No. 30041T 104

1.	Name of Reporting Persons Andrew Garman
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power 0
	6.	Shared Voting Power 1,517,558*
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 1,517,558*

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,517,558*
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)
11.	Percent of Class Represented by Amount in Row (9) 7.7%
12.	Type of Reporting Person (See Instructions) IN

*	Consists of 1,319,619 shares of Common Stock held NV IV and 197,939 shares of Common held by NV IVC. NVPG is the general partner of NV IV and NV IVC. The Reporting Person is a managing member of NVPG.

CUSIP No. 30041T 104

1.	Name of Reporting Persons Thomas Ulhman
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power 0
	6.	Shared Voting Power 1,517,558*
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 1,517,558*

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,517,558*
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)
11.	Percent of Class Represented by Amount in Row (9) 7.7%
12.	Type of Reporting Person (See Instructions) IN

*	Consists of 1,319,619 shares of Common Stock held NV IV and 197,939 shares of Common held by NV IVC. NVPG is the general partner of NV IV and NV IVC. The Reporting Person is a managing member of NVPG.

Item 1.

(a) Name of Issuer

Everspin Technologies, Inc.

(b) Address of Issuer’s Principal Executive Offices

1347 N. Alma School Road, Suite 220

Chandler, AZ 85224

Item 2.

(a) Name of Person Filing

NV Partners IV LP

NV Partners IV-C LP

NVPG IV LLC

Stephen Socolof

Andrew Garman

Thomas Uhlman

(b) Address of Principal Business Office or, if none, Residence

430 Mountain Avenue, Suite 404

Murray Hill, NJ 07974

(c) Citizenship

All entities were organized in Delaware. The individuals are all United States citizens.

(d) Title of Class of Securities

Common Stock

(e) CUSIP Number

30041T 104

Item 3.	If this statement is filed pursuant to §§240.13d-1(b), or 240.13d-2(b) or (c), check whether the person filing is a:

Not applicable

Item 4.	Ownership

MPM Entity	Shares Held Directly	Sole Voting Power	Shared Voting Power	Sole Dispositive Power	Shared Dispositive Power	Beneficial Ownership	Percentage of Class
NV IV	1,319,619	1,319,619	0	1,319,619	0	1,319,619	6.7%
NV IVC	197,939	197,939	0	197,939	0	197,939	1.0%
NVPG(1)	0	0	2,260,991	0	2,260,991	2,260,991	7.7%
Stephen Socolof(1)	29,131	29,131	1,546,689	29,131	1,546,689	1,546,689	7.9%
Andrew Garman(1)	0	0	1,517,558	0	1,517,558	1,517,558	7.7%
Thomas Uhlman(1)	0	0	1,517,558	0	1,517,558	1,517,558	7.7%

(1)

Consists of 1,319,619 shares of Common Stock held by NV IV and 197,939 shares of Common held by NV IVC. NVPG is the general partner of NV IV and NV IVC. Stephen Socolof, Andrew Garman and Thomas Uhlman are individual managing members of NVPG.

Item 5.	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☐.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person

Not Applicable

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person.

Not Applicable

Item 8.	Identification and Classification of Members of the Group

Not Applicable

Item 9.	Notice of Dissolution of a Group

Not Applicable

Item 10.	Certification

Not Applicable

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 10, 2022

NV PARTNERS IV LP		NV PARTNERS IV-C LP

By:	NVPG IV LLC,	By:	NVPG IV LLC,
	its General Partner		its General Partner

By:	/s/ Stephen Socolof	By:	/s/ Stephen Socolof
	Name: Stephen Socolof		Name: Stephen Socolof
	Title: Managing Member		Title: Managing Member

NVPG IV LLC

By:	/s/ Stephen Socolof
Name: Stephen Socolof
Title: Managing Member

By:	/s/ Andrew Garman	By:	/s/ Stephen Socolof
	Name: Andrew Garman		Name: Stephen Socolof

By:	/s/ Thomas Uhlman
Name: Thomas Uhlman

EXHIBITS

A:	Joint Filing Agreement